UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

TIGO ENERGY, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

88675P103
(CUSIP Number)

May 23, 2023
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88675P103

1	NAMES OF REPORTING PERSONS
L1 Energy Capital Management S.à.r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,454,545

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,454,545

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,454,545(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.6%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)  Reflects the number of shares of Common Stock (as defined herein) issuable upon conversion of the convertible note, dated January 9, 2023, in the aggregate principal amount of $50.0 million issued to L1 Energy (the “Convertible Note”), assuming the note is converted in full.  L1 Energy may convert the Convertible Note into shares of Common Stock at any time on or prior to January 9, 2026.
(2)  Beneficial ownership based on 58,144,543 shares of Common Stock outstanding as of June 21, 2023, as reported on the Issuer’s Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on June 22, 2023, plus 5,454,545 shares of Common Stock issuable upon conversion of the Convertible Note.

CUSIP NO. 88675P103

1	NAMES OF REPORTING PERSONS
L1 New Energy GrowthCo S.à.r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,454,545

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,454,545

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,454,545(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.6%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)  Reflects the number of shares of Common Stock issuable upon conversion of the Convertible Note, assuming the note is converted in full.  L1 Energy may convert the Convertible Note into shares of Common Stock at any time on or prior to January 9, 2026.
(2)  Beneficial ownership based on 58,144,543 shares of Common Stock outstanding as of June 21, 2023, as reported on the Issuer’s Form S-1 filed with the SEC on June 22, 2023, plus 5,454,545 shares of Common Stock issuable upon conversion of the Convertible Note in full.

CUSIP NO. 88675P103

1	NAMES OF REPORTING PERSONS
L1 New Energy HeadCo S.à.r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,454,545

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,454,545

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,454,545(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.6%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)  Reflects the number of shares of Common Stock issuable upon conversion of the Convertible Note, assuming the note is converted in full.  L1 Energy may convert the Convertible Note into shares of Common Stock at any time on or prior to January 9, 2026.
(2)  Beneficial ownership based on 58,144,543 shares of Common Stock outstanding as of June 21, 2023, as reported on the Issuer’s Form S-1 filed with the SEC on June 22, 2023, plus 5,454,545 shares of Common Stock issuable upon conversion of the Convertible Note in full.

CUSIP NO. 88675P103

1	NAMES OF REPORTING PERSONS
Letterone Holdings S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,454,545

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,454,545

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,454,545(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.6%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)  Reflects the number of shares of Common Stock issuable upon conversion of the Convertible Note, assuming the note is converted in full.  L1 Energy may convert the Convertible Note into shares of Common Stock at any time on or prior to January 9, 2026.
(2)  Beneficial ownership based on 58,144,543 shares of Common Stock outstanding as of June 21, 2023, as reported on the Issuer’s Form S-1 filed with the SEC on June 22, 2023, plus 5,454,545 shares of Common Stock issuable upon conversion of the Convertible Note in full.

Item 1(a).	Name of Issuer:

Tigo Energy, Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

655 Campbell Technology Parkway, Suite 150
Campbell, California 95008

Item 2(a).	Name of Person Filing

This statement is being filed by:

(i)    L1 Energy Capital Management S.à.r.l. (“L1 Energy”),
(ii)   L1 New Energy GrowthCo S.à.r.l. (“L1 GrowthCo”),
(iii)  L1 New Energy HeadCo S.à.r.l. (“L1 HeadCo”), and
(iv)  Letterone Holdings S.A. (“L1 Holdings” and, together with L1 Energy, L1 GrowthCo and L1 HeadCo, the “Reporting Persons”).

This statement relates to shares of Common Stock that may be issued to L1 Energy upon conversion of the Convertible Note.  Each of L1 Energy, L1 GrowthCo, L1 HeadCo and L1 Holdings, in the capacities set forth above, may be deemed to be the beneficial owner of shares of Common Stock, as applicable.  Each of Neil Toyer and Maxime Nino may be deemed to have beneficial ownership over the shares of Common Stock owned directly by L1 Energy upon conversion of the Convertible Note because each of Mr. Toyer and Mr. Nino serves as a director of L1 Energy and exercises voting and investment power over such securities.  L1 GrowthCo is the sole owner of L1 Energy, L1 HeadCo is the majority owner of L1 GrowthCo, and L1 Holdings is the majority owner of L1 HeadCo.  Each of the Reporting Persons (other than L1 Energy), as well as Mr. Toyer and Mr. Nino, expressly disclaims beneficial ownership of the securities held directly by L1 Energy.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is 1-3 boulevard de la Foire, L-1528, Luxembourg, Luxembourg.

Item 2(c).	Citizenship:
(i) L1 Energy is a Luxembourg company (a société à responsabilité limitée).
(ii) L1 GrowthCo is a Luxembourg company (a société à responsabilité limitée).
(iii) L1 HeadCo is a Luxembourg company (a société à responsabilité limitée).
(iv) L1 Holdings is a Luxembourg company (a société anonyme).
Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

88675P103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
N/A

Item 4.	Ownership:

The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certification:

By signing below each of the reporting persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 24, 2023	L1 Energy Capital Management S.à.r.l.

By: /s/ Maxime Nino
Maxime Nino
Director

Date: July 24, 2023	L1 New Energy GrowthCo S.à.r.l.

By: /s/ Maxime Nino
Maxime Nino
Manager
Date: July 24, 2023	L1 New Energy HeadCo S.à.r.l.

By: /s/ Maxime Nino
Maxime Nino
Manager
Date: July 24, 2023	Letterone Holdings S.A.

By: /s/ Maxime Nino
Maxime Nino
Proxyholder

EXHIBIT INDEX

A.	Joint Filing Agreement, dated as of July 24, 2023, by and among L1 Energy Capital Management S.à.r.l., L1 New Energy GrowthCo S.à.r.l., L1 New Energy HeadCo S.à.r.l. and Letterone Holdings S.A.

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to Common Stock, par value $0.0001 per share, of Tigo Energy, Inc. dated as of July 24, 2023, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: July 24, 2023	L1 Energy Capital Management S.à.r.l.

By: /s/ Maxime Nino
Maxime Nino
Director

Date: July 24, 2023	L1 New Energy GrowthCo S.à.r.l.

By: /s/ Maxime Nino
Maxime Nino
Manager
Date: July 24, 2023	L1 New Energy HeadCo S.à.r.l.

By: /s/ Maxime Nino
Maxime Nino
Manager
Date: July 24, 2023	Letterone Holdings S.A.

By: /s/ Maxime Nino
Maxime Nino
Proxyholder